EXHIBIT 12(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS
	Quarter ended June 30,		Six months ended June 30,
(in millions)	2014	2013	2014	2013

Earnings including interest on deposits (1):
Income before income tax expense	$8,655	8,471	17,007	16,111
Less: Net income from noncontrolling interests	60	89	242	138
Income before income tax expense and after noncontrolling interests	8,595	8,382	16,765	15,973
Fixed charges	1,100	1,172	2,194	2,420
	9,695	9,554	18,959	18,393

Preferred dividend requirement	453	375	847	728
Tax factor (based on effective tax rate)	1.50	1.52	1.44	1.49

Preferred dividends (2)	$453	375	847	728
Fixed charges (1):
Interest expense	1,002	1,077	1,999	2,228
Estimated interest component of net rental expense	98	95	195	192
	1,100	1,172	2,194	2,420
Fixed charges and preferred dividends	1,553	1,547	3,041	3,148

Ratio of earnings to fixed charges and preferred dividends (3)	6.24	6.18	6.23	5.84

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$8,595	8,382	16,765	15,973
Fixed charges	825	819	1,640	1,698
	9,420	9,201	18,405	17,671

Preferred dividends (2)	453	375	847	728
Fixed charges:
Interest expense	1,002	1,077	1,999	2,228
Less: Interest on deposits	275	353	554	722
Estimated interest component of net rental expense	98	95	195	192
	825	819	1,640	1,698
Fixed charges and preferred dividends	$1,278	1,194	2,487	2,426

Ratio of earnings to fixed charges and preferred dividends (3)	7.37	7.71	7.40	7.28

(1) As defined in Item 503(d) of Regulation S-K.
(2)	The preferred dividends, including accretion, were increased to amounts representing the pretax earnings that would be required to cover such dividend and accretion requirements.
(3)

These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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